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Exhibit 99.1

    PACIFIC ENERGY GROUP LLC

March 20, 2002

Joe Leto
Energy Analysts International, Inc.
12000 North Pecos, Suite 310
Westminster, Colorado 80234

Dear Joe:

We are preparing a registration statement to be filed with the Securities and Exchange Commission in connection with a securities offering. In accordance with the rules and regulations of the Securities and Exchange Commission, we are required to describe our business, including aspects of the industry and markets in which we operate. We hereby request your consent (i) to quote information included in the two studies we commissioned Energy Analysts to prepare, the West Coast Crude Supply, Logistics and Market Outlook—2001, dated December 2001, and the Rocky Mountain Petroleum Business Analysis and Outlook Program, dated August 2000, in this registration statement and (ii) to cite Energy Analysts as the source of this information.

Additionally, we hereby request your consent to share a copy of these studies with our counsel, Vinson & Elkins, and with underwriter's counsel, Baker & Botts, strictly for due diligence purposes. Both firms have agreed to maintain the confidentiality of the reports.

Please indicate your consent with respect to the foregoing by signing and returning this letter as indicated below. Your prompt attention to this matter would be greatly appreciated.

Sincerely,
/s/ John Tsouvalas
John Tsouvalas

Agreed and Acknowledged:
Energy Analysts International, Inc.

By:	/s/ Joseph D. Leto
	Name:	Joseph D. Leto
	Title:	President
Dated:	20-MAR-2002

5900 CHERRY AVENUE, LONG BEACH, CALIFORNIA 90805-4408    (562) 728-2300     FAX (562) 728-2823

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Exhibit 99.1